UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 13, 2023

CAPSTAR FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	001-37886	81-1527911
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

(Address of Principal Executive Offices) (Zip Code)

(615) 732-6400

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ☒ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ☐ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ☐ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ☐ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	TRADING SYMBOL	NAME OF EXCHANGE
Common Stock, $1.00 par value per share	CSTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  [ ☐ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [ ☐ ]

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 13, 2023, CapStar Financial Holdings, Inc., a Tennessee corporation (the “Company”), CapStar Bank, a state bank chartered under the laws of the State of Tennessee, and Timothy K. Schools, President and Chief Executive Officer of the Company and CapStar Bank, entered into a letter agreement to mitigate potential adverse tax consequences to the Company, CapStar Bank and Mr. Schools under Sections 280G and 4999 of the Internal Revenue Code. Specifically, the Company and CapStar Bank agreed to accelerate into 2023 a pay to integrate award of $1,000,000, which would have been payable upon the closing of the merger (the “Merger”) of the Company with and into Old National Bancorp, an Indiana corporation, and a payment of $1,000,000, which would have been payable upon a termination of Mr. Schools’s employment without cause or for good reason following the closing of the Merger. The letter agreement provides that Mr. Schools will repay such accelerated amounts if the Merger does not close or his employment terminates prior to the closing of the Merger. Further, Mr. Schools is required to repay the amount that would have been payable upon a termination of employment without cause or for good reason following the closing of the Merger if his employment is not terminated under such circumstances.

The foregoing description of the letter agreement with Mr. Schools does not purport to be complete and each is qualified in its entirety by reference to the full text thereof, which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, Old National Bancorp (“Old National”) will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of the Company and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Investors and security holders, prior to making any investment or voting decision, are urged to read the registration statement and proxy statement/prospectus when it becomes available (and any other documents filed with the SEC in connection with the merger or incorporated by reference into the proxy statement/prospectus) because such documents will contain important information regarding the proposed merger.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) Old National on its website at https://ir.oldnational.com/financials/sec-filings/default.aspx, and (ii) the Company on its website at https://ir.capstarbank.com/financial-information/sec-filings.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

The Company, Old National and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of the Company in connection with the proposed merger. Information regarding the directors and executive officers of Old National and the Company and other persons who may be deemed participants in the solicitation of the shareholders of the Company in connection with the proposed merger will be included in the proxy statement/prospectus for the Company’s special meeting of shareholders, which will be filed by Old National with the SEC. Information about the directors and officers of Old National and their ownership of Old National’s common stock can be found in Old National’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 30, 2023, and other documents subsequently filed by Old National with the SEC. Information about the directors and officers of the Company and their ownership of the Company’s common stock can be found in the Company’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 10, 2023, and other documents subsequently filed by the Company with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed merger filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Letter Agreement, dated as of December 13, 2023, by and among CapStar Financial Holdings, CapStar Bank and Timothy K. Schools

Exhibit 104	104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPSTAR FINANCIAL HOLDINGS, INC.

Dated: December 13, 2023	By:	/s/ Michael J. Fowler
Michael J. Fowler
Chief Financial Officer

Exhibit 10.1

December 13, 2023

Dear Tim,

This letter agreement (this “Letter Agreement”) memorializes our recent discussions concerning tax planning for you, CapStar Financial Holdings, a Tennessee corporation (the “Company”) and CapStar Bank, a Tennessee banking corporation and a direct, wholly-owned subsidiary of the Company (the “Bank” and, together with the Company, “CapStar”) in connection with the anticipated consummation in 2024 of the transactions contemplated by the Agreement and Plan of Merger, dated as of October 26, 2023, by and between the Company and Old National Bancorp (“Parent,” and such agreement, the “Merger Agreement”), pursuant to which the Company shall merge with and into Parent (the “Merger”). On the terms set forth in this Letter Agreement, CapStar shall accelerate into 2023 the amounts contemplated by Sections 3 and 4 of the amendment, dated October 26, 2023, to the Change in Control Continuity Agreement by and among the Company, the Bank and you, dated April 21, 2022 (such agreement, as amended, the “Continuity Agreement”).

You agree that if the Merger Agreement is terminated without consummation of the Merger or if your employment is terminated prior to the consummation of the Merger, then you shall repay to CapStar all amounts accelerated pursuant to this Letter Agreement. You further agree that if your employment is terminated following the consummation of the Merger other than as contemplated by Section 5(a) of the Continuity Agreement, then you shall repay to CapStar the amounts contemplated by Section 4 of the amendment to the Continuity Agreement (i.e., Section 5(a)(iv) of the Continuity Agreement). You shall repay such amounts within 10 business days following notice from CapStar, or on such later timing as CapStar determines, and CapStar may implement such repayment by reducing other amounts owed to you (to the extent permitted by Section 409A of the Internal Revenue Code and other applicable law).

This letter shall be governed by, and construed in accordance with, the laws of the State of Tennessee without reference to its conflict of law rules.

[Signature Page Follows]

Please indicate your agreement with the foregoing terms of this Letter Agreement by signing where indicated below.

Sincerely,

CAPSTAR FINANCIAL HOLDINGS

By:	/s/ Michael J. Fowler
Name:	Michael J. Fowler
Title:	Chief Financial Officer

CAPSTAR BANK

By:	/s/ Michael J. Fowler
Name:	Michael J. Fowler
Title:	Chief Financial Officer

Acknowledged and Agreed:

/s/ Timothy K. Schools
Timothy K. Schools

[Signature Page to Letter Agreement]